

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 14, 2017

Via E-mail
Lars Lindqvist
Chief Financial Officer
Neonode Inc.
Storgatan 23C
114 55 Stockholm, Sweden

    Re: **Neonode Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed March 15, 2017
           File No. 001-35526

Dear Mr. Lindqvist:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery